UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August 2009

Commission File Number: 001-33857

VANCEINFO TECHNOLOGIES INC.
3/F, Building 8, Zhongguancun Software Park
Haidian District, Beijing 100193
People’s Republic of China
+86 (10) 8282-5266
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-     N/A

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANCEINFO TECHNOLOGIES INC.
By:	/s/ Sidney Xuande Huang
	Name:	Sidney Xuande Huang
	Title:	Chief Financial Officer

Date: August 14, 2009

EXHIBIT INDEX

Page

Exhibit 99.1 — Press Release	4

Exhibit 99.1
VanceInfo Reports Record Results for the Second Quarter 2009 and Raises Full Year Guidance
Beijing, August 14, 2009 — VanceInfo Technologies Inc. (NYSE:VIT) (“VanceInfo” or the “Company”), an IT service provider and one of the leading offshore software development companies in China, today reported its unaudited financial results for the second quarter ended June 30, 2009.
Second Quarter 2009 Financial and Operating Highlights
•	Net revenues in the second quarter of 2009 increased to $34.6 million, up 41.5 % from $24.4 million in the second quarter of 2008.

•	Operating income in the second quarter of 2009 was $5.4 million, up 45.8% from the second quarter of 2008. Operating margin remained stable at 15.6% in the second quarter of 2009, compared to 15.2% in the second quarter of 2008.

•	Net income in the second quarter of 2009 was $5.2 million, up 50.1% from $3.5 million in the year-ago period. Non-GAAP net income, which excludes share-based compensation expense, was $5.6 million, up 46.1% from $3.8 million a year ago.

•	Diluted earnings per share (“EPS”) were $0.13 in the second quarter, up from $0.09 in the second quarter of 2008. Non-GAAP diluted EPS, which excludes share-based compensation expense, was $0.14 in the second quarter, up from $0.10 in the second quarter of 2008.

•	Employees totaled 6,732, including 6,056 billable professionals, as of June 30, 2009.
“We are very pleased that VanceInfo continued to deliver outstanding results during the second quarter of 2009, which exceeded both our top- and bottom-line expectations,” said Chris Chen, Chairman and Chief Executive Officer of VanceInfo. “Business with our Chinese clients continued the robust growth momentum, while our US and European businesses are stabilizing and showing encouraging signs with new customer gains. In addition, our disciplined execution and cost control helped us mitigate the negative impact from the economic downturn and deliver satisfactory earnings against increased pricing pressure. While the economic headwind will likely continue for a few more quarters, we hope that the resilience of our business model and our ability to adapt to evolving client needs will help us sustain this growth momentum.”

Second quarter 2009 Financial Results
Due to the seasonal nature of its business, the Company presents financial analysis on a year-over-year basis between the second quarter of 2009 and the second quarter of 2008 as in the following paragraphs.
Net Revenues
Net revenues were $34.6 million in the second quarter of 2009, up 41.5% from $24.4 million in the second quarter of 2008. The increase in net revenues was primarily due to continued expansion of business with existing key clients.
Net Revenues by Service Lines
The Company provides two broad sets of services: R & D Outsourcing Services and IT Services. R & D Outsourcing Services consist of research & development service line and globalization & localization service line. IT Services consist of enterprise solutions, application development & maintenance, and quality assurance & testing service lines.
Net revenues from R & D Outsourcing Services accounted for 67.8% of the total revenues during the second quarter of 2009 and grew 50.8% compared to the second quarter of 2008. Net revenues from IT Services represented the remaining 32.2% of the revenues, up 25.3% from the year-ago quarter. The growth in IT Services has been negatively impacted by the soft demand for enterprise solutions business as customers cut back on discretionary IT spending during the past twelve months.

	Three Months Ended		Three Months Ended
	June 30, 2009		June 30, 2008
	(in US$ thousands, except percentages)

R & D Outsourcing Services	$23,424	67.8%	$15,533	63.6%

IT Services	11,134	32.2%	8,883	36.4%

Total net revenues	$34,558	100.0%	$24,416	100.0%

Net Revenues by Geographic Markets
Based on the location of our clients’ headquarters, the United States continued to be the Company’s largest geographic market, accounting for $14.3 million or 41.5% of the net revenues in the second quarter of 2009, followed by 37.2% from clients headquartered in China, 15.9% in Europe, and 5.3% in Japan.
Measuring the Company’s revenues by geographic markets based on the location of the contract signing entities, rather than the location of the clients’ headquarters, China accounted for 77.3% of the net revenues in the second quarter of 2009, while the United States accounted for 15.2% and Japan accounted for 5.6% in the same period.
Largest Clients
Revenues from the top five clients totaled 60.8% of net revenues in the quarter, compared to 52.9% in the second quarter of 2008. The continued strength in a number of large clients reflects the industry’s trend of vendor consolidation as well as the Company’s solid delivery results with key clients. As business from new customers begins to scale in the third quarter, customer concentration is expected to ease in the second half of 2009.
Gross Profit and Gross Margin
Gross profit in the second quarter of 2009 was $13.3 million, an increase of 39.5% from $9.6 million in the second quarter of 2008. Gross margin was 38.6% in the second quarter of 2009, compared to 39.2% in the second quarter of 2008. The margin decline reflects the pricing pressure from a number of multinational clients during the past six months.
Operating Expenses
Selling, general and administrative expenses totaled $8.1 million in the second quarter of 2009, up 31.4% from $6.2 million a year ago.
Operating Income and Operating Margin
Operating income in the second quarter of 2009 was $5.4 million, up 45.8% from $3.7 million in the second quarter of 2008. Operating margin remained stable at 15.6% in the second quarter of 2009, compared to 15.2% in the second quarter of 2008. The increase was primarily attributable to the Company’s improved operating leverage and strong cost saving measures.

Provision for income taxes
The provision for income taxes was $0.5 million in the second quarter of 2009, compared to $0.4 million in the second quarter of 2008. The effective tax rate was 8.2% in the second quarter of 2009, reflecting the preferential tax rate of 7.5% for the Company’s main operating entity, which has been qualified as a High and New Technology Enterprise in China.
Net Income and EPS
Net income in the second quarter of 2009 was $5.2 million, up 50.1% from $3.5 million in the second quarter of 2008. Net margin was 15.2% in the second quarter of 2009, compared to 14.3% in the second quarter of 2008. Non-GAAP net income, which excludes share-based compensation expense, was $5.6 million, up 46.1% from $3.8 million a year ago. Non-GAAP net margin was 16.2%, up from 15.7% in the prior year period. The increase in net margin was primarily due to higher operating margin, a small foreign exchange gain and lower effective tax rate, partially offset by lower interest income for the quarter.
Diluted EPS was $0.13 in the second quarter of 2009, compared to $0.09 in the second quarter of 2008. Non-GAAP diluted EPS, which excludes share-based compensation expense, was $0.14 in the second quarter of 2009, compared to $0.10 in the second quarter of 2008.
The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “About Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures.”
Cash and Cash Flow
As of June 30, 2009, VanceInfo had cash and cash equivalents, term deposits and short-term investments totaling $81.9 million. Operating cash flow in the second quarter of 2009 was a net inflow of approximately $4.4 million, and capital expenditure totaled $1.3 million in the quarter.
First Half 2009 Financial Results
Net Revenues
Net revenues for the first half of 2009 were $64.6 million, up 43.9% from $44.9 million in the first half of 2008.

Gross Profit and Gross Margin
Gross profit for the first half of 2009 was $24.6 million, an increase of 41.7% from $17.4 million in the first half of 2008. Gross margin was 38.0% in the first half of 2009, compared to 38.6% in the prior year period.
Operating Expenses
Selling, general and administrative expenses were $15.5 million in the first half of 2009, up 34.8% from $11.5 million a year ago.
Operating Income and Operating Margin
Operating income in the first half of 2009 was $9.7 million, up 54.0% from $6.3 million in the first half of 2008. Operating margin was 15.0% in the first half of 2009, up 100 basis points from 14.0% in the year-ago period.
Net Income and EPS
Net income for the first half of 2009 was $9.1 million, up 39.2% from $6.5 million for the same period of 2008. Net margin was 14.1% in the first half of 2009, compared to 14.5% in the same period in 2008. Non-GAAP net income, which excludes share-based compensation expense, was $9.8 million, up from $7.2 million a year ago. Non-GAAP net margin was 15.1%, compared to 16.1% in the first half of 2008. Diluted EPS for the first half of 2009 was $0.22, up from $0.16 in the year-ago period. Non-GAAP diluted EPS, which excludes share-based compensation expenses, was $0.24 for the first half of 2009, up from $0.18 for the first half of 2008.
Recent Development
As previously disclosed, in May 2009, VanceInfo signed a multi-year master agreement with a leading global online travel service provider. The Company is providing application development and maintenance services to the new client through a dedicated offshore development center (“ODC”). During the past month, VanceInfo has made significant progress in ramping up the ODC after reaching a tri-party agreement with the client and its existing vendor in China. Under the terms of this agreement, the current service agreement between the client and the existing vendor will be terminated on September 15, 2009. As part of the transitional process agreed by the three parties, the existing vendor transferred most of the projects underway and part of the associated delivery team to VanceInfo in July 2009 while retaining a majority of the revenue from these projects before September 15, 2009. As a result, the Company expects to incur an operating loss of approximately $0.5 million associated with this client engagement in the third quarter due to staff related costs and other transitional expenses. Based on the ramp-up progress to date, VanceInfo expects this new client to become a top 10 customer in the fourth quarter of 2009.

Outlook for the Third Quarter and Full Year 2009
VanceInfo expects to generate net revenues of at least $38 million in the third quarter of 2009, representing an increase of at least 37% from the third quarter of 2008. Third quarter diluted EPS is expected to be between $0.12 and $0.13 on a GAAP basis, including the effect of the transitional cost of approximately $0.5 million in connection with the new online travel service client and approximately $0.2 million in transaction costs related to the TP acquisition in early July, based on 41.5 million total ADS-equivalent average shares outstanding. Excluding these one-time costs and share-based compensation, diluted EPS is expected to be between $0.15 and $0.16 on a non-GAAP basis.
For the full year 2009, the Company has increased its guidance and expects:
•	2009 net revenues to be at least $140 million, up at least 36% from 2008.

•	2009 diluted EPS to be between $0.48 and $0.50 on a GAAP basis, and between $0.53 and $0.55 on a non-GAAP basis, based on 41.1 million total ADS-equivalent average shares outstanding.

•	2009 gross margin to be between 37% and 38%, reflecting the effect from the new client transition in the third quarter and the pricing pressure from a number of our customers.

•	2009 operating margin to be between 14.5% and 15.5%, reflecting the positive effect of improved operating leverage and strong cost control measures.
Conference Call
VanceInfo will host a corresponding conference call and live webcast to discuss the results at 8:00 AM Eastern Daylight Time (EDT) on Friday, August 14, 2009 (8:00 PM Beijing/Hong Kong time). Please dial-in five minutes prior to the call to register and receive further instruction.
The dial-in details for the live conference call are as follows:
- U.S. Toll Free Dial-in Number: + 1 800.299.7089
- International Dial-in Number: +1 617.801.9714
- Hong Kong Dial-in Number: +852 3002-1672
Passcode: Vanceinfo

The conference call will be available live via webcast on the Investors section of VanceInfo Technologies website at http://ir.vanceinfo.com. The archive replay will be available on VanceInfo’s website shortly after the call.
A dial-in replay of the conference call will be available until August 21, 2009 at +1 888-286-8010 or +1 617-801-6888; passcode: 16431091
About VanceInfo
VanceInfo Technologies Inc. is an IT service provider and one of the leading offshore software development companies in China. VanceInfo was the first China software development outsourcer listed on the New York Stock Exchange.
The Company ranked number one among Chinese offshore software development service providers for the North American and European markets as measured by 2008 revenues, according to International Data Corporation.
VanceInfo’s comprehensive range of IT services includes research & development services, enterprise solutions, application development & maintenance, quality assurance & testing, and globalization & localization. VanceInfo provides these services primarily to corporations headquartered in the United States, Europe, Japan, and China, targeting high-growth industries such as technology, telecommunications, financial services, manufacturing, retail, and distribution.
Safe Harbor
This news release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as will, should, expects, anticipates, future, intends, plans, believes, estimates, and similar statements. Among other things, the management’s quotations and “Outlook for the Third Quarter and Full Year 2009” contain forward-looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include, but are not limited to, the company’s dependence on a limited number of clients for a significant portion of its revenues, the economic slowdown in its principal geographic markets, the quality and portfolio of its services lines and industry expertise, and the availability of a large talent pool in China and supply of qualified professionals, as well as the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT service industry. Further information regarding these and other risks is included in VanceInfo’s filings with the U.S. Securities and Exchange Commission. All information provided in this news release and in the attachments is as of August 14, 2009, and VanceInfo does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures
To supplement VanceInfo’s consolidated financial results presented in accordance with GAAP, VanceInfo uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, and diluted EPS excluding share-based compensation expenses, a non-recurring transitional cost in connection with the services to the new online travel service client, and the transaction costs related to the TP acquisition.. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to comparable GAAP measures” set forth at the end of this release.
VanceInfo believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP net income excluding share-based compensation expenses, and diluted EPS excluding share-based compensation expenses is that these non-GAAP measures exclude the share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures. The reconciliations of the forward-looking guidance for non-GAAP financial measures to the most directly comparable GAAP financial measures in the accompanying table include all information reasonably available to VanceInfo at the date of this press release. The table includes adjustments that the Company can reasonably predict.

VANCEINFO TECHNOLOGIES INC.
Condensed Consolidated Balance Sheets (Unaudited)
(US dollars in thousands, except share data)

	June 30,	December 31,
	2009	2008
Assets
Current assets
Cash and cash equivalents	$55,278	$79,963
Term deposits	21,463	1,466
Short-term investments	5,202	—
Accounts receivable	44,390	36,827
Other current assets	4,310	3,369

Total current assets	130,643	121,625
Property and equipment, net	11,695	11,260
Goodwill and other intangible assets	21,013	19,695
Other long-term assets	2,629	2,871

Total assets	$165,980	$155,451

Liabilities and shareholders’ equity
Current liabilities	$20,687	$22,062
Other liabilities	1,902	1,886

Total liabilities	22,589	23,948
Shareholders’ equity (a)	143,391	131,503

Total liabilities and shareholders’ equity	$165,980	$155,451

Note:

(a)	As of June 30, 2009, there were 39,120,879 ordinary shares issued and outstanding.

VANCEINFO TECHNOLOGIES INC.
Condensed Consolidated Statements of Operations (Unaudited)
(US dollars in thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2009	2008(a)	2009	2008(a)

Net revenues	$34,558	$24,416	$64,645	$44,918
Cost of revenues (b)	21,213	14,848	40,065	27,566

Gross profit	13,345	9,568	24,580	17,352

Selling, general and administrative expenses (b)	8,121	6,181	15,507	11,502
Other operating income	175	315	646	459

Income from operations	5,399	3,702	9,719	6,309

Interest income	237	540	384	1,207
Interest expenses	20	24	40	47
Exchange differences	93	(285)	(105)	91

Income before income taxes and earnings in equity investment	5,709	3,933	9,958	7,560
Provision for income taxes	470	437	875	1,028

Income before earnings in eqity investment	5,239	3,496	9,083	6,532
Earnings in equity investment	9	—	10	—

Net income	$5,248	$3,496	$9,093	$6,532
Net loss attributable to noncontrolling interest	—	63	—	87

Net income attributable to VanceInfo Technologies Inc.	$5,248	$3,559	$9,093	$6,619

Earnings per share
Basic — ordinary shares	$0.14	$0.10	$0.24	$0.18
Diluted — ordinary shares	0.13	0.09	0.22	0.16

Weighted average shares outstanding (in thousands)
Basic — ordinary shares	37,975	37,221	37,823	37,210
Diluted — ordinary shares	41,068	40,779	40,588	40,483
Notes:

(a)	Amount in relation to noncontrolling interest, formerly referenced to as minority interest, for the three months and six months ended June 30, 2008 is reclassified in accordance with FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No.51”, which was adopted by the Company on January 1, 2009.

(b)	Depreciation and amortization expenses totaled $1,148 and $1,021 for the three months ended June 30, 2009 and 2008, respectively and $2,352 and $1,862 for the six months ended June 30, 2009 and 2008, respectively.

VANCEINFO TECHNOLOGIES INC.
Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
(US dollars in thousands, except per share data and percentages)

	Three Months Ended June 30, 2009				Three Months Ended June 30, 2008
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Net income	$5,248	$359	(a)	$5,607	$3,496	$343	(c)	$3,839
Net margin	15.2%	1.0	% (a)	16.2%	14.3%	1.4	% (c)	15.7%
Diluted EPS	$0.13	$0.01	(e)	$0.14	$0.09	$0.01	(e)	$0.10

	Six Months Ended June 30, 2009				Six Months Ended June 30, 2008
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Net income	$9,093	$692	(b)	$9,785	$6,532	$689	(d)	$7,221
Net margin	14.1%	1.0	% (b)	15.1%	14.5%	1.6	% (d)	16.1%
Diluted EPS	$0.22	$0.02	(e)	$0.24	$0.16	$0.02	(e)	$0.18
Notes:

(a)	Adjustment to exclude share-based compensation of $359 from operations of which $86 was reported in cost of revenues and $273 was reported in selling, general and administrative expenses in the unaudited condensed consolidated statements of operations.

(b)	Adjustment to exclude share-based compensation of $692 from operations of which $158 was reported in cost of revenues and $534 was reported in selling, general and administrative expenses in the unaudited condensed consolidated statements of operations.

(c)	Adjustment to exclude share-based compensation of $343 from operations of which $56 was reported in cost of revenues and $287 was reported in selling, general and administrative expenses in the unaudited condensed consolidated statements of operations.

(d)	Adjustment to exclude share-based compensation of $689 from operations of which $114 was reported in cost of revenues and $575 was reported in selling, general and administrative expenses in the unaudited condensed consolidated statements of operations.

(e)	Non-GAAP diluted EPS is computed by dividing Non-GAAP net income attributable to VanceInfo Technologies Inc. by the weighted average number of dilutive ordinary shares outstanding for the respective periods.

VANCEINFO TECHNOLOGIES INC.
Reconciliations of Forward-Looking Guidance for
Non-GAAP Financial Measures to Comparable GAAP Measures
(US dollars in thousands, except per share data)
(Unaudited)

	Three Months Ending September 30, 2009						Twelve Months Ending December 31, 2009
	GAAP		Adjustments		Non-GAAP		GAAP		Adjustments		Non-GAAP
	Range of				Range of		Range of				Range of
	Estimate				Estimate		Estimate				Estimate
	From	To			From	To	From	To			From	To
Diluted EPS (a)	$0.12	$0.13	$0.03	(b)	$0.15	$0.16	$0.48	$0.50	$0.05	(b)	$0.53	$0.55
Notes:

(a)	Based on 41.5 million and 41.1 million total ADS-equivalent average shares outstanding for the third quarter and full year 2009, respectively.

(b)	Reflects estimated adjustment for a one-time transitional cost of approximately $0.5 million in connection with the new online travel service client, approximately $0.2 million in transaction costs related to the TP acquisition and share-based compensation expenses of approximately $0.4 million for the third quarter 2009 and $1.5 million for the full year 2009.
For further information, please contact:
Melissa Ning
Senior Director, Investor Relations
VanceInfo Technologies Inc.
Tel: +86-10-8282-5330
E-mail: ir@vanceinfo.com